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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                        ICF Kaiser International, Inc.
________________________________________________________________________________
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  449244-10-2
        _______________________________________________________________
                                (CUSIP Number)

                 Michael E. Tennenbaum, Tennenbaum & Co., LLC
11100 Santa Monica Boulevard, Suite 210, Los Angeles, CA 90025;
                               Tel: 310-566-1000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 4, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)                 Page 1 of 5 pages

  CUSIP NO. 449244-10-2
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tennenbaum & Co., LLC; IRS No. 95-4587347
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,600,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,600,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,600,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (See Instructions)

      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a) If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                Page 2 of 5 Pages

  CUSIP NO. 449244-10-2
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael E. Tennenbaum; SS No.: ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,600,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,600,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,600,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (See Instructions)

      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a) If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

Item 1.  Security and Issuer

          This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of ICF Kaiser International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 9300 Lee Highway, Fairfax, Virginia 22031-1207. Unless otherwise indicated, all capitalized terms, used herein which have heretofore been defined in the Schedule 13D, as amended, shall have the same meanings set forth therein.

Item 3.  Sources and Amounts of Funds or Other Consideration

          At the close of business on May 6, 1999, the Reporting Persons owned 2,600,000 shares. The funds for the purchase of such shares were derived from Tennenbaum & Co., LLC working capital.


Item 4.  Purpose of the Transaction.

          As previously reported, the Reporting Persons acquired the Shares of the Company as an investment. On May 1, 1998, Mr. Tennenbaum became a director of the Company and continues to serve in such capacity. The Reporting Persons continue to analyze and discuss alternatives to enhance shareholder value with management and the Board of Directors. In addition, the Reporting Persons may communicate with other shareholders and interested parties concerning the Company, and may exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests and legal duties, including Mr. Tennenbaum's duties as a director.

          Subject to the Agreement dated March 13, 1998 between the Company and Mr. Tennenbaum (previously filed as an exhibit hereto), the Reporting Persons may from time to time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise.

          Within the past 60 days, Tennenbaum & Co., LLC purchased shares on the open market in the following transactions: On May 3, 1999, 100,000 shares at $.568 per share; on May 4, 1999, 306,000 shares at $.635 per share; and on May 6, 1999, 94,000 shares at $.635 per share.


Item 5   Interest in Securities of the Issuer

          As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 2,600,000 shares of Common Stock of the Company, which constitutes approximately 11.6% of the outstanding shares of Common Stock of the Company, based upon the Company's most recent available filing with the Securities and Exchange Commission.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None


Item 7.  Material to be filed as Exhibits.

         None.


                               Page 4 of 5 Pages

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


MAY 7, 1999                    /s/ Michael E. Tennenbaum
                               ------------------------------------------
                               Michael E. Tennenbaum, individually and as
                               managing member of Tennenbaum & Co., LLC


                               Page 5 of 5 Pages